Exhibit 99.1

Alexco Reports Voting Results from Annual General Meeting

VANCOUVER, June 8, 2017 /CNW/ - Alexco Resource Corp. ("Alexco") (NYSE-MKT:AXU, TSX:AXR) announces the results of matters voted upon at its Annual General Meeting (the "Meeting") of shareholders held earlier today.

A total of 50,367,684 votes were cast, representing 51.95% of the issued and outstanding common shares as of the record date for the Meeting. All nominated directors were elected with voting results tabulated as follows:

Nominee	Votes For	Percentage	Votes Withheld	Percentage

Clynton R. Nauman	20,771,701	97.5%	537,622	2.5%
Elaine Sanders	20,769,794	97.5%	539,529	2.5%
Michael D. Winn	19,665,830	92.3%	1,643,493	7.7%
Terry Krepiakevich	20,761,421	97.4%	547,902	2.6%
Richard N. Zimmer	20,774,193	97.5%	535,130	2.5%
Rick Van Nieuwenhuyse	19,647,127	92.2%	1,662,196	7.8%

Shareholders also voted 97.9% in favour to set the number of directors at six. In addition, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were re-appointed as auditors with 98.3% voting support.

About Alexco

Alexco holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory.  Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2017/08/c4621.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Mike Clark, Chief Financial Officer, Phone: (604) 633-4888, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 20:30e 08-JUN-17